OrthoPediatrics Corp. 2850 Frontier Drive Warsaw, Indiana 46582

April 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

Re:           OrthoPediatrics Corp.

Registration Statement on Form S-3

File No. 333-277996

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OrthoPediatrics Corp., a Delaware corporation (the “Company”), hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. (Eastern Time) on April 19, 2024, or as soon as practicable thereafter.

Please contact Jeremy E. Hill of Dentons Bingham Greenebaum LLP, counsel to the Company, at (317) 968-5384 with any questions you may have regarding this request.

Sincerely,

OrthoPediatrics Corp.

By:	/s/ Daniel J. Gerritzen
Daniel J. Gerritzen, General Counsel, Executive Vice President of Legal, and Secretary

cc: Jeremy E. Hill, Dentons Bingham Greenebaum LLP